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KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
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jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Comments on Draft Determination of Rates for its UK Subsidiary

London, U.K., July 23, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today commented on the Draft Determination of Rates for its Bournemouth and West Hampshire Water subsidiary, published by the UK regulator, Ofwat. The draft determination for Bournemouth and West Hampshire Water includes real rate adjustments (i.e. before inflation) of +2.5%, +1.3%, -1.3%, -0.4% and +2.5% for the five years starting on April 1, 2010. The draft determination also provides for a capital investment of £43 million for the period 2010-2015 compared to approximately £53 million for the prior period 2005-2010 (expressed in 2007/08 prices).

Stephane Richer, Cascal’s Chief Executive Officer commented, “Ofwat’s draft determination for our Bournemouth and West Hampshire Water subsidiary involves lower rate increases and a smaller amount of capital expenditure when compared with what we had submitted in our Final Business Plan. We are now beginning a detailed analysis of Ofwat’s draft determination, and will work over the next few months to make a stronger case to the regulator in support of our business plan.” Richer continued, “We have taken great care to recognize our customers’ stated priorities in the formulation of our business plan, and we will continue to work to ensure that these priorities are reflected in Ofwat’s final determination.”

The regulatory process now includes a period of consultation with key stakeholders leading to Ofwat’s final rate determination in November.

About Cascal N.V.
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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